List of Subsidiaries of National Realty and Mortgage, Inc.

Name of Company	EquEity Ownership	Jurisdiction of Incorporation
World Through Limited	100%	British Virgin Islands
Sunway World Through Technology (Daqing) Co., Ltd.(1)	100%	People’s Republic of China
Daqing Sunway Technology Co., Ltd.(2)	-	People’s Republic of China

(1)	We own the stock of Sunway World Through Technology (Daqing) Co., Ltd. indirectly, through World Through Limited.

(2)
Daqing Sunway Technology Co., Ltd. is not owned by us or our affiliates. It is controlled, by contractual arrangement, by Sunway World Through Technology (Daqing) Co., Ltd., which we control by indirect 100% equity ownership.